

Mail Stop 3561

August 20, 2015

Michael J. Little
Chief Executive Officer
Premier Exhibitions, Inc.
3340 Peachtree Rd., N.E., Suite 900
Atlanta, GA 30326

      Re: Premier Exhibitions, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed July 24, 2015
              File No. 000-24452

Dear Mr. Little:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Questions and Answers about the Merger, page 6

1. We note your disclosure on page 10 that shareholders "will experience further dilution in [their] economic and voting interest to the extent the Company issues shares of its common stock in connection with Future Contingent Payments" and that "prior to payment of Future Contingent Payments, the DK Group . . . would together hold shares of the Company's common stock and Special Voting Shares that represent approximately 47% of the voting power of the Company." Please revise this section to discuss in greater detail the potential dilutive effects of the Future Contingent Payments. For example you may consider including a range of potential scenarios based on your stock price and discuss the potential payment based on your current stock price. We note that you provide minimum and maximum examples.

Proposal 2 – Issuance of Premier Common Stock as Consideration for the Merger, page 31

2. Rule 14a-4(a)(3) of the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. For example, due to the potential volume of payments it appears the matter of Future Contingent Payments provided for under the Success Payment Agreement may itself be a material matter separate from the remaining matters of Proposal 2. Please provide us with your analysis as to whether the Future Contingent Payments provided for under the Success Payment Agreement is a separate matter that should be unbundled and presented as a separate proposal. For guidance, refer to Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

Incorporation of Certain Documents by Reference, page 126

3. You appear to be incorporating by reference certain financial information in response to the requirements of Item 13(a) of Schedule 14A. Given that you do not appear eligible to rely on Item 13(b)(1), delivering the incorporated information to a shareholder upon written request does not appear permissible. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Jurgita Ashley
        Thompson Hine LLP